
September 9, 2010

By U.S. Mail and facsimile to 702-920-8049

Mr. Mitch Powers
President
Coyote Hills Golf, Inc.
711 N. 81st Place
Mesa, Arizona 85207

> **Re:** **Coyote Hills Golf, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 25, 2010**
> **Forms 10-Q for the quarterly periods ended March 31, 2009, June 30 2009, and September 30, 2009**
> **Filed May 11, 2009 August 7, 2009, and November 16, 2009**
> **Forms 10-Q for the quarterly periods ended March 31, 2010, and June 30, 2010**
> **Filed May 13, 2010, and August 9, 2010**
> **File No. 333-145088**

Dear Mr. Powers:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2009
Forms 10-Q for the quarterly periods ended March 31 and June 30, 2010

Controls and Procedures, page 12

1. Please revise your Forms 10-Q filings for the quarterly periods ended March 31, 2009 and 2010, June 30, 2009 and 2010, and September 30, 2009 to provide a separate conclusion with respect to your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comment, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Robert Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

                                                          Sincerely,

                                                          Andrew Mew
                                                          Accounting Branch Chief